Exhibit 99.1
THIS ANNOUNCEMENT AND THE INFORMATION CONTAINED HEREIN, IS RESTRICTED AND IS NOT FOR PUBLICATION, RELEASE OR DISTRIBUTION, IN WHOLE OR IN PART, DIRECTLY OR INDIRECTLY, IN OR INTO OR FROM THE UNITED STATES, CANADA, AUSTRALIA, THE REPUBLIC OF SOUTH AFRICA, JAPAN, NEW ZEALAND OR ANY JURISDICTION IN WHICH THE SAME WOULD BE UNLAWFUL. THIS ANNOUNCEMENT SHALL NOT CONSTITUTE AN OFFER TO SELL OR ISSUE OR THE SOLICITATION TO BUY, SUBSCRIBE FOR OR OTHERWISE ACQUIRE ANY ORDINARY SHARES OF MIDATECH PHARMA PLC IN ANY JURISDICTION IN WHICH ANY SUCH OFFER OR SOLICITATION WOULD BE UNLAWFUL.

October 28, 2016

Midatech Pharma PLC
(“Midatech” or the “Company”)

Result of General Meeting and Result of Open Offer
and
Issue of Equity

Midatech Pharma (AIM: MTPH; Nasdaq: MTP), the international specialty pharmaceutical company focused on commercialising and developing products in oncology and other therapeutic areas, announces the results of the General Meeting in respect of its recent £16.0m Placing and additional Open Offer at an Issue Price of 110 pence per share, which was announced to the market on 11 October 2016, and the results of the Open Offer.

Open Offer

The last time and date for receipt of completed application forms and payment in full under the Open Offer was 11.00 a.m. on 27 October 2016.  The Company announces that at that time that it had received valid acceptances in respect of 611,589 Open Offer Shares from Qualifying Shareholders, including applications under the Excess Application Facility, with a value of approximately £672,748.  This represents approximately 34.7% of the 1,760,495 Open Offer Shares offered.  As a consequence, the Company has conditionally raised £16.67 million (before expenses) in aggregate through the Placing and Open Offer.

General Meeting

The Company is pleased to announce that at the General Meeting held earlier today all resolutions were duly passed.

Issue of Equity

Application has been made for the 15,157,044 Placing Shares and Open Offer Shares (in aggregate) to be admitted to trading on AIM and it is expected that Admission will take place at 8.00 a.m. on 31 October 2016.  The Placing Shares and Open Offer Shares will rank pari passu with the existing Ordinary Shares.

Following Admission, the Company will have 48,699,456 Ordinary Shares in issue, none of which are held in treasury. Shareholders may use this figure as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, the issued share capital of the Company.

Unless otherwise defined, terms in this announcement shall have the same meanings as those defined in the Placing Launch Announcement on 11 October 2016.

- ENDS -

For more information, please contact:

Midatech Pharma PLC
Jim Phillips, CEO
Tel: +44 (0)1235 841 575
www.midatechpharma.com

Panmure Gordon (UK) Limited (Financial Adviser, Nominated Adviser, and lead Bookrunner)
Corporate Finance
Freddy Crossley / Duncan Monteith
Corporate Broking
Tom Salvesen
Tel: +44 (0)20 7886 2500

Consilium Strategic Communications (Financial PR)
Mary Jane Elliott / Ivar Milligan / Hendrik Thys
Tel: +44 (0)20 3709 5700
Email: midatech@consilium-comms.com

Notes for Editors

About Midatech Pharma PLC
Midatech is an international specialty pharmaceutical company focused on oncology and other therapeutic areas with a commercial platform and four marketed products in the US. Midatech’s strategy is to develop products in-house in oncology and with partners in other indications, and to accelerate growth organically and through strategic acquisitions. The Company’s R&D activities are supported by two breakthrough drug delivery technologies. The Group, listed on AIM: MTPH and Nasdaq: MTP, employs c.100 staff in four countries. For further company information see: www.midatechpharma.com.

Neither this press release, nor any copy of it may be made or transmitted into the United States of America (including its territories or possessions, any state of the United States of America and the District of Columbia) (the “United States”). The distribution of this press release in other jurisdictions may also be restricted by law and persons into whose possession this announcement comes should inform themselves about, and observe, any such restrictions. Any failure to comply with these restrictions may constitute a violation of the securities laws of any such jurisdiction.

This press release does not constitute or form part of any offer or invitation to sell or issue, or a solicitation of any offer to acquire, purchase or subscribe for, securities of the Company.

Neither the Placing Shares nor the Open Offer Shares have been, nor will be, registered under the US Securities Act of 1933, as amended (the “US Securities Act”) or the securities laws of any state or jurisdiction of the United States, and may not be offered or sold within the United States to, or for the account or benefit of, US person (as that term is defined in Regulation S under the US Securities Act), except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the US Securities Act and such other applicable state securities laws.

Accordingly, the Placing Shares and the Open Offer Shares are being offered hereby only (i) outside the United States in reliance upon Regulation S under the US Securities Act in offshore transactions or (ii) to “accredited investors” as defined in Rule 501(a) of Regulation D of the US Securities Act, in reliance on an exemption from, or a transaction not subject to, the registration requirements of the US Securities Act.

Forward-Looking Statements
Certain statements in this press release may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States, including (without limitation) those regarding the Placing, the Open Offer and any other potential offering of securities, the Group's financial position, business strategy, products, plans and objectives of management for future operations, and any statement preceded or followed by, or including, words such as "target", "believe", "expect", "aim", "intend", "will", "may", "anticipate", "would" or "could", or negatives of such words. Any forward-looking statements are based on currently available competitive, financial and economic data together with management’s views and assumptions regarding future events and business performance as of the time the statements are made and are subject to risks and uncertainties. We wish to caution you that there are some known and unknown factors that could cause actual results to differ materially from any future results, performance or achievements expressed or implied by such forward-looking statements.

Reference should be made to those documents that Midatech shall file from time to time or announcements that may be made by Midatech in accordance with the London Stock Exchange AIM Rules for Companies (“AIM Rules”), the Disclosure and Transparency Rules (“DTRs”) and the rules and regulations promulgated by the US Securities and Exchange Commission, which contains and identifies other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Midatech are expressly qualified in their entirety by the cautionary statements above. Except as may be required under the AIM Rules or the DTRs or by relevant law in the United Kingdom or the United States, Midatech does not undertake any obligation to publicly update or revise any forward-looking statements because of new information, future events or otherwise arising.